Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

           Attention Business/Financial Editors:
           WestJet and Air Canada issue joint press release

           CALGARY and MONTREAL, May 29 /CNW Telbec/ - In 2003-2004, certain members of WestJet management engaged in an extensive practice of covertly accessing a password protected proprietary employee web site maintained by Air Canada to download detailed and commercially sensitive information without authorization or consent from Air Canada. This practice was undertaken with the knowledge and direction of the highest management levels of WestJet and was not halted until discovered by Air Canada. This conduct was both unethical and unacceptable and WestJet accepts full responsibility for such misconduct.
WestJet sincerely regrets having engaged in this practice and unreservedly apologizes to Air Canada and Mr. Robert Milton.
           As a full settlement, WestJet has agreed to pay Air Canada's investigation and litigation costs of $5.5 million and has accepted Air
Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and WestJet to children's charities across the country.
Air Canada has accepted WestJet's apology and withdrawn its claims in light of this settlement. All legal proceedings between the parties have been terminated. Both parties have expressed a desire to turn the page on this unfortunate chapter with finality and are pleased that children's charities across Canada will also benefit from this settlement arrangement.
           %SEDAR: 00020954EF          %CIK: 0001295721

           /For further information: Air Canada: Isabelle Arthur (Montreal),
(514) 422-5788; Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah
(Vancouver), (604) 270-5741; aircanada.com; WestJet: Richard Bartrem
(Calgary), (403) 444-2226; WestJet.com
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/

CO:  AIR CANADA - CORPORATE - FINANCIAL; ACE AVIATION HOLDINGS INC.

CNW 12:20e 29-MAY-06